SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                                OCEAN SMART, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    280311101
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                             Attention: James Murray


                                Tel: 212.849.8237
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 13, 2009
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                       7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                    8        SHARED VOTING POWER   -   23,340,684
OWNED BY
EACH                            9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                     10       SHARED DISPOSITIVE POWER  -  23,340,684

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,340,684

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.9%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 9 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                       7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                    8        SHARED VOTING POWER   -   23,340,684
OWNED BY
EACH                            9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                     10       SHARED DISPOSITIVE POWER  -  23,340,684

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,340,684

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.9%

14   TYPE OF REPORTING PERSON

     IA

                                Page 3 of 9 pages

CUSIP No.:  280311101

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                       7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                    8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                            9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                     10       SHARED DISPOSITIVE POWER  -  See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

                                Page 4 of 9 pages

CUSIP No.:  280311101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advantage Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                       7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                    8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                            9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                     10       SHARED DISPOSITIVE POWER  -  See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     PN

                                Page 5 of 9 pages

CUSIP No.:  280311101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCAF GP, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                       7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                    8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                            9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                     10       SHARED DISPOSITIVE POWER  -  See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     OO

                                Page 6 of 9 pages

                                EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of Common Stock of the Issuer (each as defined below). This Amendment No. 2 supplements Items 4 and 7 and amends and restates in their entirety Items 1, 2 and 5 of the Schedule 13D filed by the Reporting Persons (as defined below) on June 10, 2008, as amended (the "Original
Schedule 13D").

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Ocean Smart, Inc. (f/k/a Edgewater Foods International, Inc.), a Nevada corporation (the "Company" or the "Issuer"), with its principal executive offices located at 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20878.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Master Fund"); (2) Vision Capital Advisors, LLC, a Delaware limited liability company ("Investment Manager"); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"; and, together with the Master Fund, "Funds"); (4) VCAF GP, LLC, a Delaware limited liability company ("General Partner"); and (5) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The General Partner serves as the general partner of VCAF. The Investment Manager serves as the investment manager of each Fund. Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

         The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles. The principal business of the General Partner is serving as the general partner of VCAF. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                Page 7 of 9 pages

ITEM 4.  Purpose of Transaction.

         On September 23, 2008, the Master Fund transferred 22.813% of its securities holdings of the Issuer to VCAF. The Investment Manager retained discretionary investment authority over the transferred securities, and such transfer was reported on the Investment Manager's Form 4 filed on September 25, 2008.

         As disclosed in the Original Schedule 13D, pursuant to the terms of the Purchase Agreement (attached as an exhibit to the Issuer's Current Report on Form 8-K, as filed with the SEC on May 30, 2008), if the Issuer fails to meet certain performance targets as set forth in Section 3.21 of the Purchase Agreement, the Board of Directors shall be reduced to 5 persons and the Funds will maintain the right to appoint (as the majority (and sole) owner of the Series D Preferred Stock outstanding at such time) a majority of the directors so long as at least 20% of the Series D Preferred Stock remains outstanding. By letter to the Issuer dated May 13, 2009 (attached hereto as Exhibit 2), the Funds have exercised such right.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Master Fund and VCAF, collectively, (i) own 2,951,120 shares of Common Stock, (ii) have the ability to acquire an additional 20,389,564 shares of Common Stock through the exercise or conversion of derivative securities and (iii) thus beneficially own 23,340,684 shares of Common Stock, representing 50.9% of all of the Issuer's outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares. The foregoing is based on 25,477,777 shares of Common Stock outstanding as of May 8, 2009, as reported on the Issuer's Form S-1/A filed on May 13, 2009. Further, due to the exercise of rights described in Item 4 above, the Reporting Persons have included in their beneficial ownership all Common Stock able to be acquired by them through the exercise or conversion of derivative securities, notwithstanding any limitations on exercise or conversion contained therein.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 23,340,684 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.       Document

1.                Joint Filing Agreement

2.                Letter dated May 13, 2009


                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VISION CAPITAL ADVANTAGE FUND, L.P.
                                       VCAF GP, LLC

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as a Director of the Master
                                           Fund, and as authorized signatory of
                                           the General Partner (for itself and
                                           VCAF)



                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit No.       Document

1.                Joint Filing Agreement

2.                Letter dated May 13, 2009

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Ocean Smart, Inc. (f/k/a Edgewater Foods International, Inc.), and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated: May 22, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VISION CAPITAL ADVANTAGE FUND, L.P.
                                       VCAF GP, LLC

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as a Director of the Master
                                           Fund, and as authorized signatory of
                                           the General Partner (for itself and
                                           VCAF)

                                    Exhibit 2

May 13, 2009

Ocean Smart, Inc.
400 Professional Drive, Suite 310
Gaithersburg, MD 20879
Attn: Michael Boswell

Cc: Stephen Weiss, Hodgson Russ LLP

Dear Mr. Boswell,

Reference is made to Section 3.21 of the Series D Convertible Preferred Stock Purchase Agreement dated as of May 29, 2008 (the "SPA") among Edgewater Foods International, Inc. (which entity has since changed its name to Ocean Smart, Inc. and is referred to herein as the "Company") and Vision Opportunity Master Fund, Ltd. ("VOMF").

Pursuant to Section 3.21, the Company is required to reconstitute its Board of Directors if it does not hit certain performance targets outlined in Schedule
3.21 to the SPA. The Company has not hit the first three performance targets for the quarters ended August 31, 2008, November 30, 2008 and February 28, 2009.

Vision hereby invokes Section 3.21 of the SPA and requests/demands that the Company comply with its obligation to decrease the size of the Board of Directors to five (5) members, of which at least three (3) shall be appointed by a majority of the purchasers of Series D Convertible Preferred.

VOMF and its affiliate Vision Capital Advantage Fund, LP ("VCAF") hold a majority of the Series D Convertible Preferred Stock and VOMF and VCAF intend to appoint the following individuals to the Board of Directors:

         1. Javier Idrovo
         2. Michael P. Ross
         3. Christopher H. Wall

Please forthwith begin the process of reconstituting the Board of Directors as set forth in Section 3.21 of the SPA.


                                       Sincerely,

                                       /s/ Adam Benowitz
                                       -----------------------------------------
                                       Adam Benowitz, as Director of the Vision
                                       Opportunity Master Fund, Ltd. and as an
                                       Authorized Signatory of Vision Capital
                                       Advantage Fund, LP